DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

Buffered Barrier Rebate Securities Linked to the S&P 500® Index

U.S. Equities ■ Bullish ■ Short Term Investment

Indicative Terms as of February 9, 2009

CUSIP:	2515A0 YN 7
Issuer:	Deutsche Bank AG, London Branch
Rating[1]:	Moody's Aa1 / S&P A+
Maturity / Tenor:	15 Month
Index:	S&P 500® Index
Initial Index Level:	Index closing level on the Trade Date
Ending Index Level	Index closing level on the Final Valuation Date
Barrier Event:	A Barrier Event occurs if, on any trading day during the Observation Period, the closing level of the Index is greater than the Upper Barrier.
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Index commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Buffer Amount:	15%
Upper Barrier:	150% of the Initial Index Level
Rebate:	7.50% - 11.00% (TBD on Trade Date)
Participation Rate:	100%
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 face amount, of $1,000 plus the Additional Amount, which may be positive or negative. In no event will the Payment at Maturity be less than $150.

Additional Amount: The Additional Amount paid at maturity per $1,000 face amount will equal:

If a Barrier Event has not occurred and

- the Ending Index Level is greater than or equal to the Initial Index Level:
  $1,000 * (Participation Rate * Index Return)
- the Ending Index Level is less than the Initial Index Level and such decline is equal to or less than the Buffer Amount:
  $0
- the Ending Index Level is less than the Initial Index Level and such decline is greater than the Buffer Amount:
  $1,000 * (Index Return + Buffer Amount)

If a Barrier Event has occurred and

- the Ending Index Level is greater than or equal to the Initial Index Level:
  $1,000 * Rebate
- the Ending Index Level is less than the Initial Index Level and such decline is equal to or less than the Buffer Amount:
  $1,000 * Rebate
- the Ending Index Level is less than the Initial Index Level and such decline is greater than the Buffer Amount:
  $1,000 * (Index Return + Buffer Amount + Rebate)

Index Return: $\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$

Best Case Scenario at Maturity

If a Barrier Event does not occur and the Ending Index Level is greater than the Initial Index Level, investors receive at maturity their principal *plus* an amount equal to their principal *multiplied* by the Index Return, subject to a maximum return of 50.00%.

Worst Case Scenario at Maturity

If the Ending Index Level is less than the Initial Index Level, such decline is greater than the Buffer Amount and a Barrier Event does not occur, you will lose an amount equal to 1% of the face amount of your securities for each 1% decline in the Index beyond the Buffer Amount. You may lose up to 85% of your investment if no Barrier Event occurs.

Benefits

- U.S. equity index exposure
- Positive participation in the Index Return up to the Upper Barrier
- Appropriate for investors who are moderately bullish and who are willing to lose up to 85.00% of their initial investment if the Index declines

Risks

- The securities may underperform the Index if a Barrier Event occurs
- Investor is not entitled to dividends or voting rights with respect to stocks comprising the Index
- Various factors affect the value of the securities prior to maturity
- The securities may return less than the principal at maturity, subject to the credit of the Issuer
- Investors should be willing and able to hold the securities to maturity
- An investment in the securities is subject to the credit of the Issuer

Important Dates

Offering Period:	February 9 - February 24, 2009
Trade Date:	February 24, 2009
Settlement Date:	February 27, 2009
Final Valuation Date:	May 24, 2010
Maturity Date:	May 27, 2010 (15 Months)

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Discounts and Commissions:	The Agents will not receive a commission in connection with the sales of the securities. Deutsche Bank Securities Inc. may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 face amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount. The Issuer will reimburse Deutsche Bank Securities Inc. for such fees.
Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

[1] As of February 9, 2009. A credit rating is not a recommendation to buy, sell or hold the securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Buffered Barrier Rebate Fact Sheet
DWS Structured Products
Return Scenarios at Maturity (Assumes an Upper Barrier Level of 150%, a Buffer Amount of 15% and a Barrier Rebate Amount of 9.25%)
If a Barrier Event Does Not Occur			A Barrier Event Does Occur
Index Return	Barrier Note Return	Payment at Maturity (per $1,000 invested)	Index Return	Barrier Note Return	Payment at Maturity (per $1,000 invested)
-40.00%	-25.00%	$750.00	-40.00%	-15.75%	$842.50
-30.00%	-15.00%	$850.00	-30.00%	-5.75%	$942.50
-15.00%	0.00%	$1,000.00	-15.00%	9.25%	$1,092.50
-10.00%	0.00%	$1,000.00	-10.00%	9.25%	$1,092.50
0.00%	0.00%	$1,000.00	0.00%	9.25%	$1,092.50
10.00%	10.00%	$1,100.00	10.00%	9.25%	$1,092.50
20.00%	20.00%	$1,200.00	20.00%	9.25%	$1,092.50
30.00%	30.00%	$1,300.00	30.00%	9.25%	$1,092.50
40.00%	40.00%	$1,400.00	40.00%	9.25%	$1,092.50
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors

MARKET RISK — The return on the securities at maturity, if any, is linked to the performance of the Index and will depend on whether the Index closing level ever exceeds the Upper Barrier on any trading day during the Observation Period, the magnitude of the Index Return, and if any decline in the Index exceeds the Buffer Amount.

THE SECURITIES MAY PAY LESS THAN THE PRINCIPAL AMOUNT - You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If the Index Level exceeds the Upper Barrier on any trading day during the Observation Period, the Ending Index Level is less than the Initial Index Level, and the Index decrease is greater than the Buffer Amount at maturity, the securities will not guarantee any return in excess of a payment of between $225.00 and $260.00 (to be determined on Trade Date) per $1,000 face amount. If the Index Level does not exceed the Upper Barrier on any trading day during the Observation Period, the Ending Index Level is less than the Initial Index Level, and the Index decrease is greater than the Buffer Amount, the securities will not guarantee any return in excess of $150.00 per $1,000 face amount.

THE BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE SECURITIES AND MAY AFFECT YOUR PAYMENT AT MATURITY - Your investment in the securities may not perform as well as an investment in a security with an uncapped return based solely on the performance of the Index.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS - As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY - Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity. You should be willing and able to hold your securities to maturity.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE SECURITIES - We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities. Any such research, opinions or recommendations could affect the level of the Index or the market value of the securities.

COUNTERPARTY RISK - The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

LACK OF LIQUIDITY - The securities will not be listed on any securities exchange.

POTENTIAL CONFLICTS - We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES - In addition to the Index closing level on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement additional information.

TAX TREATMENT - Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than a year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 602AQ  and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 602AQ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated February 9, 2009              R-9899-1 (02/09)